SEC MAIL PROCESSING RECEIVED MAR - 1 2005 WASH, D.C. 213 SECTION

SECURITIE
Wa

05039351

BB 3/18 *

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65714

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ZQEL Capital Management, LLC – Old Name

NN: XE CAPITAL SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24 West 40th Street, 3rd Floor
(No. and Street)

New York	NY	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael E. Stupay — (212) 897-1692
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 3 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

3/18

OATH OR AFFIRMATION

I, Randall K.C. Kau, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ZQEL Capital Management, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Randall K.C. Kau
Signature

Principal
Title

Terence S. Leighton
Notary Public

Terence S. Leighton - Notary Public State of New York
No. 02LE 6043019
Commission Expires - September 20, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ZQEL Capital Management, LLC

Statement of Financial Condition
December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
ZQEL Capital Management, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of ZQEL Capital Management, LLC (the "Company") at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by the Company's management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2005

ZQEL Capital Management, LLC
Statement of Financial Condition
December 31, 2004

Assets	
Cash	$ 92,373
Fixed assets, net of accumulated depreciation of $7,260	4,836
Prepaid expenses	3,500
Due from affiliate	1,655
Total assets	$ 102,364
Liabilities and Member's Capital	
Liabilities	
Due to affiliate	$ 38,337
Accounts payable and accrued expenses	31,350
Total liabilities	69,687
Member's capital	32,677
Total liabilities and member's capital	$ 102,364

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Nature of Operations

ZQEL Capital Management, LLC (the "Company") is a Delaware limited liability company whose sole member is XE Capital Management, LLC ("XE Capital") pending final approval by the National Association of Securities Dealers (see Footnote 3). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

The Company does not carry accounts for customers or perform custodial functions related to securities. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to paragraph k(2)(i).

2. Summary of Significant Accounting Policies

Fixed Assets
Fixed assets, representing computer equipment, are stated at cost less accumulated depreciation. The Company depreciates its fixed assets over their estimated useful life of five years using the straight-line method.

Use of Estimates and Indemnifications
The preparation of this financial statement in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from these estimates.

Income Taxes
No provision for federal, state and local income taxes has been made in the accompanying statement of financial condition. The individual members of the Company are responsible for their proportionate share of the Company's taxable income for the period from January 1, 2004 to October 28, 2004. Subsequent to October 28, 2004, the Company is treated as a disregarded entity for tax purposes as the individual members of XE Capital are responsible for their proportionate share of the Company's taxable income from October 29, 2004 through December 31, 2004.

3. Related Party Transactions

On October 29, 2004, the members of the Company sold their interests in the Company to XE Capital. The former members have an indirect interest in XE Capital. Final approval by the NASD in regards to this purchase is still pending as of the date of the statement of financial condition.

The Company has entered into an Office and Administrative Services Agreement with XE Capital effective May 1, 2004 and as amended on December 31, 2004 (the "Services Agreement"). The Services Agreement has a term of one year and is automatically renewed annually, unless terminated by written notice. Pursuant to the Services Agreement, XE Capital would provide administrative, accounting, facility and other management and back-office services to the Company in consideration for a monthly fee of $1,500. The monthly fee is subject to periodic adjustments upon good faith negotiation between the Company and XE Capital, taking into consideration evaluation of the relative costs and benefit of services provided under this agreement. In addition, the Company's obligation to pay XE Capital pursuant to the Services Agreement shall be forgiven

if the payment would cause the Company's net capital to fall below 120% of its minimum net capital requirement under SEC Rule 15c3-1(the "Rule") or, if applicable, the Company's aggregate indebtedness would exceed 1200% of its net capital under the Rule. The forgiven fees shall nevertheless be recorded in the Company's financials as an expense and a capital contribution from XE Capital.

The Company has received a letter of support from XE Capital whereby XE Capital plans to provide the Company with incremental capital funding, to the extent that sufficient capital is not generated through the Company's normal operating activities. The support agreement is effective through February 28, 2006.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital defined as the greater of 6-2/3% of aggregate indebtedness or a minimum dollar requirement of $5,000. At December 31, 2004, the Company's net capital was $22,686 which was $17,686 in excess of its minimum requirement of $5,000.

5. Subsequent Event

Effective January 26, 2005, the Company changed its name to XE Capital Securities, LLC.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

To ZQEL Capital Management, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of ZQEL Capital Management, LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2004